Leonard W. Burningham

Lawyer

Hermes Building - Suite 205

455 East Fifth South

Salt Lake City, Utah 84111-3323

Of Counsel

  Telephone (801) 363-7411

Branden T. Burningham, Esq.

  Fax (801) 355-7126

Bradley C. Burningham, Esq.

  email lwb@burninglaw.com

July 16, 2008

Securities and Exchange Commission

Via EDGAR

Re:

Bullion Monarch Mining, Inc. Form 10-KSB/A for the fiscal year ended April 30, 2007 and Form 10-QSB for the fiscal quarter ended January 31, 2008

File No. 1-03896

CIK 0000015288

Dear Ladies and Gentlemen:

This letter is to request additional time to respond to your comments and make the necessary changes regarding the above referenced filings for Bullion Monarch Mining, Inc.  We believe that we will have these responses and changes by Wednesday, July 23, 2008.  The one cautionary excerpt for U.S. Investors has been placed on the home page of the Company's website.  The Company should have the second cautionary excerpt regarding adjacent properties by today or tomorrow on the home page of Company's website.

Very sincerely yours,

/s/Leonard W. Burningham

Leonard W. Burningham

LWB/sg